

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2013

Via E-mail
Zohar Loshitzer
President
Presbia Ireland, Limited
8845 Irvine Center Drive, Suite 100
Irvine, CA 92618

> **Re:** **Presbia Ireland, Limited**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2013**
> **CIK No. 1591096**

Dear Mr. Loshitzer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. The prospectus cover page should include only information most material to investors. Please remove the reference to "sole book-running manager" from the front cover page of the prospectus.

Prospectus Summary, page 2

2. Please revise to highlight in your summary the disclosure on pages 14 and 15 concerning the foreign debris observations noted in third-party studies of your product. Please indicate the extent of the issue, your inability to determine the source and composition of the debris, and the impact or potential impact on your commercialization and regulatory approval efforts.

3.   In light of your risk factor disclosures on pages 13-16, please tell us why you believe it is appropriate to disclose here and elsewhere in the prospectus that you believe there is minimal or limited risk of adverse side effects from use of your products. Please also balance your disclosure on page 2 concerning your internal 2012 evaluation with equally prominent disclosure of the third-party studies referenced on pages 14-16. Please expand your discussion concerning the results of your internal 2012 evaluation to address briefly the loss of distance visual acuity that you describe on page 94. Please also provide us with copies of your internal 2012 evaluation and the third-party studies that you reference in the prospectus.

4.   Please revise to highlight your disclosure on page 11 indicating that you have budgeted $37.5 million for your first PMA application, your disclosure on page 77 indicating that that you do not expect that Presbia Holdings or your controlling shareholder will continue to fund your operations following the offering, and your disclosure on page 46 concerning the length of time that funds from the offering will support your operations.

5.   Please revise to highlight your disclosures on pages 24 and 99 that your products are not reimbursed by government or third-party payors and that commercialization will depend upon prospective patients' ability to cover the cost of your lenses and implantation procedures.

6.   We note your disclosures on page 47 and 173-176 regarding your belief that you may be a passive foreign investment company. Please revise your Summary to address your potential status as such. Without limitation, please highlight that U.S. holders may need to make important elections with the IRS and briefly explain when and how you will provide U.S. holders with the information necessary to make such decisions. Also, prominently highlight your disclosure on page 176 concerning the impact that an initial determination as to your status could have on U.S holders' tax treatment in subsequent years.

Risks Related to Our Business, page 4

7.   We refer to your disclosure in the last risk factor on page 52 and in the last paragraph on page 115. Please revise this section to highlight your prospective status as a "controlled company."

Corporate History and Information, page 5

8.   Please revise to disclose the purpose of the October 2013 restructuring referenced in the penultimate paragraph on page 5 as well as the purpose of the anticipated exchange transaction referenced in the final paragraph on page 5. Please also file the plan or agreement relating to this transaction. Refer to Regulation S-K Item 601(b)(2).

Use of Proceeds, page 58

9. Please refer to Regulation S-K, Item 504 and revise the second paragraph on page 58 and elsewhere in your document, as appropriate, to disclose the approximate dollar amount of proceeds intended for each stated purpose.

Capitalization, page 60

10. Please revise to remove cash and cash equivalents from your presentation of capitalization.

11. Please explain to us why you are only including the Euro ordinary shares in the "pro forma as adjusted" column and excluding the Euro ordinary shares from the "pro forma" column. Disclose the transaction that results in the issuance of these shares.

Emerging Growth Company Status, page 67

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Stock-Based Compensation, page 73

13. Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

Revenue, page 75

14. Please revise your disclosures on pages 75 and 76 concerning revenues to clarify the reasons for the decreases relative to prior periods. To the extent the decline over the most recently completed and current fiscal years constitutes a material trend or uncertainty, please expand your disclosure to discuss.

15. Please revise to identify here and elsewhere, as appropriate, the "specific foreign markets" on which you "have focused [y]our regulatory efforts."

Presbyopia Market, page 83

16.   We note your inclusion here and in the prospectus summary of data regarding the global
        market opportunity for surgical treatment of presbyopia, the expected change in median
        age of the global population, the annual number of presbyopia-correcting surgeries
        performed globally, and expected increase in spending on devices, equipment and
        procedure fees. As your products are currently sold on a limited geographical basis, and
        in light of your disclosure on page 3 that you do not plan to submit clinical data to the
        FDA with a PMA application until 2017 such that it will be a number of years before you
        can commercialize your products in the United States, please tell us why you believe it is
        appropriate to include market data on a global basis. To the extent you provide market
        statistics and expected growth rates in your disclosure, please provide independent,
        objective support for these figures. Clearly mark the relevant sections of the information
        that support the data you include in the prospectus. If the data is provided by a third
        party, please revise to indicate the source of the data and tell us whether you
        commissioned the data for use in the registration statement.

Our Solution, page 85

17.   Please provide us with objective, independent support for all statements concerning the
        performance of your products, including without limitation the statements concerning
        performance contained on pages 2, 80 and 85-87.

18.   To the extent that you compare your performance relative to competitors, please revise to
        specify the products or procedures to which you are comparing your products. We note,
        for instance, your statement on page 86 that your product facilitates better acuity in low
        light conditions "in comparison to some other surgical procedures," but it is not clear to
        which other surgical procedures you are comparing your product. Also, in light of the
        disclosure on page 101 concerning your limited knowledge of the research and
        development efforts of your competitors, please explain to us how you determined that
        these comparisons accurately reflect the current state of the competitive technology.

Our Technology, page 87

19.   We refer to your disclosure in the final sentence on page 88. Please tell us the percentage
        of patients that have been unable to adapt to the change in visual system such that they
        were not candidates for your lens treatment procedure.

Evaluation Conducted Outside of the United States, page 91

20.   Here and in your summary, as appropriate, where you discuss the results of evaluations
        undertaken "to evaluate the safety and effectiveness of [y]our microlens," please disclose
        who undertook these studies and where specifically they were undertaken. Please also
        revise the summary to disclose the size of the study referenced there, as indicated on page
        91.

International Commercialization, page 97

21.   Please revise to explain briefly the purpose of the "intent to market" letter, including what obligations the parties undertake and what consideration they offer.

Sales and Marketing, page 99

22.   We note your disclosure at the bottom of page 72. Please revise to explain whether you have any control over the prices charged by medical centers or physicians for your lens and for the procedure. Please also explain the advantages of becoming a Presbia-approved surgeon and Presbia-approved trainer.

Competition, page 101

23.   Please refer to Regulation S-K, Item 101(c)(x) and revise your disclosure to address positive and negative factors pertaining to your competitive position relative to the three corneal surgical inlay competitors that you identify on page 101. In particular, please discuss, to the extent known, material differences between your technology and that of your competitors. Also, disclose, if known, the regulatory approval status of these competitors in the United States, including, as applicable, whether and when they received investigational device exemptions. Please also address your position relative to these competitors in the European marketplace.

Manufacturing, page 102

24.   Please revise to identify the sole manufacturer of your microlens and the two manufacturers of your microlens inserter. Please also file as exhibits the agreements governing your manufacturing arrangements with these parties.

Environmental Matters, page 110

25.   Please include discussion of the laws related to hazardous materials as necessary, as disclosed in the risk "If we use biological and hazardous materials in a manner, page 28."

Transactions with Presbia Holdings, page 128

26.   We note your disclosure in the fourth paragraph on this page that since 2009 Presbia Holdings has funded your operations. Please revise to disclose material terms for each of the funding transactions that occurred during the period for which disclosure is required by Regulation S-K, Item 404.

Taxation, page 165

27.   Counsel must opine as to all material tax matters and consequences. Please revise your disclosures on pages 165, 170, 172 and elsewhere, as applicable, where you currently indicate that each opinion is a "general summary" or is a "summary…of a general nature."

Taxation in Ireland, page 165

28.   The tax opinion regarding matters of Irish tax law should address and express a conclusion for each material tax consequence; however, we note that the opinion provides a conclusion as to what the consequences will be with respect to only the dividend withholding tax. Please have counsel revise the opinion to express a conclusion as to each material tax consequence described.

29.   Please note that counsel should state the tax consequences clearly rather than addressing what the consequences "should be," "could be," or "generally" are. For guidance, refer to Section III.C.1 of Staff Legal Bulletin No. 19 (Oct. 14, 2011) available at http://www.sec.gov/interps/legal/cfslb19.htm, and revise accordingly. Also, please have Lowenstein Sandler revise its opinion as to material U.S. federal income taxes to U.S. holders to address this comment.

Passive Foreign Investment Company Status and Related Tax Consequences, page 173

30.   We note your disclosures on pages 175 and 176 that you and one or more of your subsidiaries "may be" PFICs. Please revise your disclosure here and on page 47 to state clearly whether you and your subsidiaries were PFICs in the last taxable year and discuss the reasons why you express uncertainty about your status for the current year and foreseeable tax years. We also note your disclosure on page 174 that you intend to provide U.S. holders with all necessary information on a timely basis if you are a PFIC with respect to any tax year. Please revise to disclose how you will know if you or your subsidiaries are a PFIC for a particular tax year. Will the IRS make the determination? Please disclose when the 2012 and 2013 status determinations will be rendered and how you intend to notify U.S. holders in a timely fashion. Please also revise the second paragraph on page 175 to explain any uncertainty as to whether your ordinary shares will be "marketable stock."

3.8% Medicare on Unearned Income, page 176

31.   Please revise to describe briefly the holders who are required to pay the additional tax.

Index to Financial Statements, page F-1

32.   Please disclose why you have not included the financial statements of the registrant, Presbia Ireland PLC.

Combined Presbia Financial Statements

Note 1. Basis of Presentation and Description of Business, page F-10

33.   We note that as a result of the October 2013 transactions and the planned transaction
        described in this filing, the company will have a different capital and tax structure and
        report earnings per share. Please discuss for us your consideration of the need to present
        pro forma financial statements to reflect the following:

•   The October 2013 restructuring wherein you established Presbia Ireland, Limited
        to directly or indirectly own 100% of your business, assets and subsidiaries and
        Presbia Holdings converted approximately $12 million of outstanding
        intercompany debt owed to Presbia Holdings into equity of Presbia Ireland,
        Limited and its subsidiaries.
•   The contribution by Presbia Holdings of all of the shares of Presbia Ireland,
        Limited, as well as all of the remaining indebtedness owed to Presbia Holdings by
        Presbia Ireland, Limited and its subsidiaries, to Presbia Ireland, PLC in exchange
        for ordinary shares of Presbia Ireland, PLC.

34.   In this regard, we would expect any pro forma statements to include disclosure about the
        pertinent rights and privileges of your preferred shares, ordinary shares, and Euro
        ordinary shares similar to FASB ASC 505-10-50.

Note 2. Summary of Significant Accounting Policies

Cash, page F-12

35.   We note that you define cash equivalents as highly liquid investments with maturities less
        than 90 days. Please tell us how your policy considered the definition of cash equivalents
        in the FASB Master Glossary which refers to original maturities.

Inventory, page F-12

36.   We note that cost is determined on the FIFO basis and also at average cost. Please
        explain how you use both cost methods to value your inventory.

Revenue Recognition, page F-13

37.   We note that you sell your products to distributors. Please revise your disclosure to
        summarize the significant terms of these arrangements with distributors, including any
        post shipment obligations and acceptance provisions that may exist and how you account
        for such obligations. Within your discussion, please explain if you grant price
        concessions to your distributors and, if so, how you account for price concessions. Refer
        to SAB Topic 13.B.

38.   We note that you recognize revenue "in most instances" on goods shipped directly to your customer at the time of shipment and payment in advance. Please revise this note to explain at what point you recognize revenue related to the transactions whereby you do not recognize revenue upon shipment and payment in advance to your customer.

39.   If revenues from transactions with a single external customer amount to 10 percent or more of your revenues, please disclose the total amount of revenues from each such customer. Refer to FASB ASC 280-10-50-42.

Note 7. Stock Options

Employee Stock Awards, page F-17

40.   You disclose that you performed a valuation study to determine the fair value of your parent's common stock. Please disclose the method of valuation and summarize any significant assumptions. Refer to FASB ASC 718-10-50.

Non-Employee Stock Awards, page F-17

41.   Please disclose the method of estimating the fair value of the stock options granted as well as the underlying significant assumptions. Refer to FASB ASC 718-10-50.

Note 9. Operating Segments and Geographic Information, page F-19

42.   Please revise your filing to disclose your basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41(a).

Note11. Subsequent Events, page F-21

43.   With respect to the replacement stock options granted in October 2013, please revise your filing to disclose the valuation method used as well as significant assumptions and the period over which you will recognize the amount. Also quantify the amount of the additional stock-based compensation expense.

44.   Please provide similar disclosure for the new stock options granted to your employees and the restricted stock awards granted to your president and board members.

Exhibits

45.   We refer to your disclosure on page 128 concerning accounting and management services provided by Orchard Capital and on page 129 concerning consulting agreements with Mr. Loshitzer and/or his affiliates. Please refer to Regulation S-K, Item 601(b)(10)(ii)(B) and file these agreements as exhibits.

 If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

 You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

      Sincerely,

      /s/ Mary Beth Breslin for

      Amanda Ravitz
      Assistant Director

cc (via email): Peter H. Ehrenberg, Esq. – Lowenstein Sandler LLP